Schedule A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)(1)	Date of Purchase/Sale
Purchase of Class A ordinary shares	712,695	$11.3182	10/16/2025
Purchase of Class A ordinary shares	805,275	$11.3397	10/17/2025
Purchase of Class A ordinary shares	261,075	$11.3349	10/20/2025
Purchase of Class A ordinary shares	96,070	$11.3400	10/21/2025
Purchase of Class A ordinary shares	17,997	$11.3150	11/3/2025
Purchase of Class A ordinary shares	10	$11.3350	11/6/2025
Purchase of Class A ordinary shares	4,802	$11.3350	11/7/2025
Purchase of Class A ordinary shares	150,000	$11.3450	11/10/2025
Purchase of Class A ordinary shares	2,420	$11.3449	11/11/2025
Purchase of Class A ordinary shares	1,110,348	$11.3505	11/12/2025

(1) The prices reported are inclusive of brokerage commissions.